Exhibit 10.4

SEVERANCE AGREEMENT AND RELEASE

Karen P. Miles ("Employee") and ExpressJet Airlines, Inc. ("ExpressJet" or "the Company") enter this Severance Agreement and Release ("Agreement"). ExpressJet and Employee wish to sever amicably their employment relationship at the time of Employee's retirement, following a transition period, on mutually agreeable terms as set forth in detail below.

Employee and ExpressJet agree as follows:

1.   Amendment to Employment Agreement: The Amended and Restated Employment Agreement dated as of April 10, 2008, by and between ExpressJet and Employee (the "Employment Agreement") is hereby amended by deleting (a) clause (C) from the first sentence of Section 4.1 of the Employment Agreement and (b) the second sentence of Section 4.1 of the Employment Agreement.

2.   Consideration: After January 31, 2010 (the "Resignation Date") and subject to the execution of this Agreement by both parties and Employee's non-revocation of this Agreement pursuant to Section 11 hereof, ExpressJet shall provide the following:

a.   Lump Sum Severance Payment: A one time lump sum severance payment in an aggregate amount equal to twenty-four (24) months base pay, calculated based on Employee's base pay as in effect on the Resignation Date, less applicable deductions permitted or required by law. Such amount shall be paid on a date selected by ExpressJet that is within 30 days following the Resignation Date. This benefit may not be combined by Employee with any other similar severance, wage, payment, compensation, or bonus benefit from ExpressJet or ExpressJet Holdings, Inc. ("Holdings") stemming from any employment contract, agreement, program, benefit, or award, including but not limited to those set forth in the Employment Agreement, unless specifically set forth in the remaining portions of this Agreement.

b.   Health Benefits Coverage: Employee shall be eligible to continue any medical, dental, and vision benefits provided under an ExpressJet-sponsored benefit plan for Employee and any eligible spouse or domestic partner and any eligible dependents under the terms of the applicable benefit program to the extent such individuals were actually enrolled for such benefit coverage on the day immediately prior to Employee's last day worked for a total period of eighteen (18) months beginning on the day immediately following the Resignation Date ("Health Benefits Coverage"). Employee contribution amounts shall be equal to the then-current contribution amounts for active employees with like coverage. Active employee rates are subject to change during such 18-month period to the extent that such rates change for other employees of ExpressJet. In addition, ExpressJet reserves the right to change, amend, and modify the terms of its plans and benefits, including the plans pertaining to this Health Benefits Coverage. Health Benefits Coverage shall depend upon Employee's timely payment of all required employee contributions.

The Health Benefits Coverage described in this Section 2b shall be offered solely as an alternative to any COBRA continuation coverage applicable to any group health plan sponsored by ExpressJet that is otherwise available to Employee. As required by Federal law, Employee will also be offered COBRA continuation coverage at termination of employment; however, the employee contribution amount for COBRA continuation coverage will be at the then-current COBRA contribution amount. If Employee does not timely elect COBRA continuation coverage, then Employee will be deemed to have elected Health Benefits Coverage.

c.   Restricted Stock / Stock Options: Consistent with the terms of any applicable plans, all of Employee's unvested restricted stock as of the Resignation Date attributable to grants made to Employee pursuant to the terms of an ExpressJet Holdings, Inc. stock incentive plan shall vest upon the Resignation Date.   Further, (i) any unvested stock options previously granted to Employee pursuant to the terms of an ExpressJet Holdings, Inc. stock option agreement and outstanding as of the Resignation Date shall vest upon the Resignation Date and (ii) the period for exercising any such stock options shall be extended until one (1) year after the Resignation Date (but in no event later than the earlier of the latest date upon which the stock option could have expired by its original terms under any circumstances or the tenth anniversary of the original date of grant of the stock option).

d.   Long Term Incentive Plan: In full settlement of any remaining incentive bonus offered to Employee under the ExpressJet Holdings, Inc. Long Term Incentive Plan adopted effective January 1, 2006, as amended ("LTIP1"), Employee will receive her LTIP1 payment for calendar year 2009 pursuant to the terms of the ExpressJet Holdings, Inc. Long Term Incentive Participation Agreement for such year on the terms and at the time provided in such agreement, less applicable deductions permitted or required by law.   Employee will not receive any new LTIP or similar awards after the date of this Agreement.   Apart from the payment described in this Section 2d, from and after the Resignation Date Employee will have no other rights or continued interest in management bonus plans, other long term incentive plans, or other compensation structures, plans, benefits, or contracts, other than as specifically provided for in this Agreement.

e.   Pass Privileges: Employee has met ExpressJet's criteria for Retirement both in terms of age and employment service and shall continue eligibility for UATP benefits without interruption pursuant to the terms of Employee's Flight Privileges Agreement dated December 27, 2007, by and among Continental Airlines, Inc., Holdings, the Company and Employee (the "Flight Privileges Agreement").   The Flight Privileges Agreement is specifically intended to survive and is not altered in any manner by this Agreement.

Retiree Passes: In addition to the foregoing, Employee will be eligible for Retiree-status (lifetime) passes ("Retiree Passes") on Continental Airlines, Continental Express, and Continental Micronesia under ExpressJet's Retiree Pass policies as in effect from time to time. **NOTE: ANY FUTURE CHANGES IN THE AGREEMENTS AND POLICIES BETWEEN EXPRESSJET AND/OR HOLDINGS AND CONTINENTAL AIRLINES, INC. OR OTHER CARRIERS REGARDING PASS TRAVEL BY EMPLOYEES OR FORMER EMPLOYEES MAY RESULT IN CHANGES TO OR ELIMINATION OF EMPLOYEE'S ELIGIBILITY FOR RETIREE PASSES. IN ADDITION, IN THE EVENT THAT EXPRESSJET'S OR HOLDINGS'S FLIGHT PASS PROGRAM ON ANY OF THE LISTED CARRIERS IS TERMINATED, REVOKED, AMENDED, OR CEASES TO EXIST, EMPLOYEE MAY NO LONGER RECEIVE PASSES.**

If Employee would be subject to additional taxes and interest under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), because Employee's right to use Retiree Passes or other miscellaneous benefits is not delayed as provided in Section 409A(a)(2)(B)(i) of the Code and the regulations thereunder, then Employee shall be able to use Employee's Retiree Passes and/or miscellaneous benefits during the six-month period following Employee's termination of employment only to the extent that such benefits used during such period (together with any other miscellaneous separation pay benefits subject to Section 409A of the Code that are provided to Employee during such period) have an aggregate value that is not in excess of the applicable dollar amount under Section 402(g)(1)(B) of the Code for the year in which such termination of employment occurs.

ExpressJet Branded Flight Passes: In addition to the foregoing, following a six month waiting period from the Resignation Date, Employee shall be eligible for positive space travel on flights operated by ExpressJet over its XE branded route network, if any, on an annual basis in accordance with the terms of ExpressJet's travel programs as they exist from time to time and as they are applied to current vice presidents (subject to any modifications required to comply with Section 409A of the Code). Future changes in ExpressJet's travel programs, routes, or services may reduce or eliminate this benefit.

Misuse of Passes: ExpressJet may terminate any of Employee's Retiree or ExpressJet Branded Flight Passes (collectively "Flight Passes") described in this Agreement in the event that ExpressJet determines, in its sole discretion, that Employee or any other person flying under Employee's Flight Passes (i) abused a Flight Pass, or (ii) participated in or contributed to disruptive conduct or otherwise violated ExpressJet's pass policies in effect from time to time.

Tax consequences: Employee acknowledges that Employee is responsible for the tax consequences associated with Employee's use of any of the foregoing pass privileges or Flight Passes.

f.   Employment with Competitors: Provided that Employee abides by all continuing obligations to protect confidential and proprietary information of ExpressJet, whether protected by common law, policy, program, or agreement, ExpressJet will not object to Employee's employment with a competitor of ExpressJet following the Effective Date, nor will ExpressJet take action to enforce any prohibitions against Employee's post-employment competition based on the terms of the Employment Agreement.

3.   No other payment due: ExpressJet provides the consideration stated above in full satisfaction of and in lieu of any salary, bonuses, commissions, stock options, or other remuneration or benefits due or claimed to be due to Employee from the Company, Holdings, or their subsidiaries or affiliates. Employee understands and agrees that, except for any vested benefits Employee may have in ExpressJet's 401(k) Savings Plan pursuant to the terms of that plan and in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Employee will not be entitled to any other compensation than what is set forth above.

4.   Resignation and Last Date Worked: Effective as of the Resignation Date, Employee irrevocably resigns from Company and all of its subsidiaries and affiliates and from all positions relating to the employee benefit plans maintained by the Company and all of its subsidiaries and affiliates; this resignation will be effective as of the close of business on the Resignation Date. Employee will execute and submit a letter of resignation in a form satisfactory to the Company dated on the Resignation Date.

5.   Company property: Employee agrees to return all Company property in Employee's possession, custody, or control on or before Employee's last date of work, except to the extent that Employee has received authorization through ExpressJet's legal department to continue use of certain electronic devices which have been cleared of confidential data through ExpressJet's Information Technology Department.

6.   Re-hire status: Employee understands and agrees that ExpressJet has no obligation, contractual or otherwise, to rehire or hire Employee.

7.   References: Employee agrees not to make any derogatory comments or references about the Company, its parent, its subsidiaries or affiliates, or their respective stockholders, officers, directors, employees or agents. If Employee refers prospective employers or others to ExpressJet's Human Resources Department, it will respond to inquiries so directed by verifying the position Employee held and dates of employment.

8.   Transition and Future Investigations: Employee agrees to remain employed with ExpressJet from the Effective Date through the Resignation Date ("the Transition Period") in order to assist the Company in the effective transition of information and the training of personnel in a manner that will best serve the interests of ExpressJet as her responsibilities are assumed by other officers and employees of the Company. During the Transition Period, Employee will be employed by the Company pursuant to the terms and conditions of the Employment Agreement, including any applicable change of control provisions. Should a change of control occur prior to the Resignation Date, Employee may elect to adhere to the terms of this Agreement or the terms of her Employment Agreement as they existed prior to the execution of this Agreement but may not receive benefits under both and may not have benefits that are overlapping or duplicative.   Further, during the Transition Period and following Employee's resignation, Employee agrees to furnish information and proper assistance to the Company, Holdings, and their subsidiaries and affiliates as may be reasonably required in connection with any investigation or litigation in which any of them is or may become a party. Employee's ongoing duty to protect ExpressJet's confidential and proprietary information from disclosure shall apply to information shared during Employee's participation in any activities covered by this paragraph.

9.   Confidentiality: Except as required by law, Employee represents and agrees that Employee will keep the terms, amount and fact of this Agreement completely confidential and that Employee will not hereafter disclose any information concerning this Agreement to anyone, including, but by no means limited to, any past, present, or prospective employee or applicant for employment of the Company. As an exception, Employee may disclose the terms of this Agreement to legal advisors, financial advisors, and accountants, but with the condition that the persons receiving such information must maintain it in strict confidence. Further, Employee acknowledges and agrees that ExpressJet's rules, policies, and programs governing the protection of ExpressJet's confidential and proprietary information are ongoing and continue to bind Employee following the Effective Date. Employee agrees not to disclose confidential and proprietary information of ExpressJet that is subject to protection under ExpressJet's rules, policies, and programs.   Nothing contained herein shall be construed to limit or otherwise restrict the Company's ability to disclose the terms and conditions of this Agreement.

10.   Release and Covenant Not to Sue: Employee hereby irrevocably and unconditionally releases, acquits, and forever discharges the Company, Holdings, XJT Holdings, Inc., their subsidiaries and affiliates, and its and their stockholders, directors, officers, employees, representatives, agents, and attorneys, and all persons acting by, through, under or in concert with any of them (collectively "Releasees"), from any and all claims, liabilities, or causes of action of any nature whatsoever, known or unknown, arising prior to the date of execution of this Agreement. Employee agrees that she will affirm this covenant and the release set forth below on her Resignation Date.

Employee hereby releases the Releasees from any and all claims arising out of Employee's employment with or separation from employment with any Releasee, including, but not limited to, any claims for breach of contract or implied contract, all claims for benefits (except vested benefits), all claims under the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, 29 U.S.C. §621, *et seq.*, the Employee Retirement Income Security Act of 1974, 29 U.S.C. §1001, *et seq.*, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.*, Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e, *et seq.*, as amended, the Americans With Disabilities Act, 29 U.S.C. §12101, *et seq.*, the Fair Labor Standards Act, 29 U.S.C. §201 *et seq.*, the Worker Adjustment and Retraining Notification Act, the Conscientious Employee Protection Act, any state anti-discrimination statutes, and any other statutory, tort, contract or common law causes of action. The parties agree that the Agreement is to be broadly construed in favor of the Releasees. Employee also certifies that she has no unreported on-the-job injuries. Employee covenants not to sue Releasees on any of the matters of the type enumerated above and hereby waives any right, promise, covenant, action, cause of action, claim, representation, controversy, contract, agreement, restitution, demand, or damage of any nature whatsoever.

11.   Effective Date and Important Rights: Employee has twenty-one (21) days from the date of receipt of this document to consider this offer. Employee acknowledges that she has had 21 days to consider this offer or has voluntarily waived this right. This Agreement will become effective, enforceable and irrevocable (except as otherwise expressly provided in Section 8 hereof) upon the expiration of the seven-day period beginning on the date Employee delivers this Agreement to ExpressJet (such seven-day period being referred to herein as the "Release Revocation Period" and the date upon which this Agreement becomes irrevocable being referred to herein as the "Effective Date"). During the Release Revocation Period, Employee may exercise the right to revoke this Agreement in writing addressed and delivered to Suzanne L. Johnson, General Counsel. Of course, if Employee exercises the right to revoke, Employee will forfeit the right to receive severance payments and other benefits under this Agreement.

12.   Employee Acknowledgment of Rights: Employee is advised to consult an attorney regarding this Agreement. Employee represents and agrees that Employee has been advised to and has had the opportunity to thoroughly discuss all aspects of this Agreement with Employee's private attorney, that Employee has carefully read and fully understands all of the provisions of this Agreement, and that Employee is knowingly entering into this Agreement.

13.   No Admission: This Agreement shall not be construed in any way as an admission by the Company of any unlawful acts against Employee or any other person. The Company specifically disclaims any unlawful acts or liability to Employee or any other person, on the part of itself, its employees, or its agents. Similarly, this Agreement shall not be construed in any way as an admission by Employee of any unlawful acts or that any just cause existed to discharge Employee. Both parties acknowledge that Employee's separation is supported by legitimate business reasons related to the restructuring of the Company.

14.   Entire Agreement: Except as provided in ExpressJet's or Holdings's written benefit plans, stock plans, and programs, as referenced above, in the Flight Privileges Agreement, and in ExpressJet's rules, policies, and programs governing the protection of ExpressJet's confidential and proprietary information, which are ongoing and referenced herein, this Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to Employee's employment and severance from employment with ExpressJet. Without limiting the scope of the preceding sentence, except as expressly provided herein, all prior understandings and agreements among the parties hereto relating to the subject matter hereof (including, without limitation, the Employment Agreement) are hereby null and void and of no further force and effect.

15.   Governing Law: This Agreement is made under the laws of the State of Texas and shall be interpreted and governed under the laws of Texas.

PLEASE READ CAREFULLY. THIS SEVERANCE AGREEMENT AND RELEASE INCLUDES A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS ARISING PRIOR TO ITS EXECUTION.

/s/ Karen P. Miles   Date: June 15, 2009

EXPRESSJET AIRLINES, INC.

/s/ James B. Ream   Date: June 15, 2009
President and Chief Executive Officer